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Jeffrey R. O'Brien

Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR	020 7418 1376 tel 020 7710 4893 fax jeffrey.obrien@davispolk.com

March 23, 2016

Re:	Novo Nordisk A/S Form 20-F for the Fiscal Year Ended December 31, 2015 Filed February 10, 2016 File Number: 333-82318

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

I am writing on behalf of Novo Nordisk A/S (the “Company”) in connection with the Staff’s review of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015. As Frank Wyman, Senior Staff Accountant, discussed on the telephone with Brian Benjamin Staalkjær, Corporate Vice President at the Company, I confirm that the Company has received and is considering its response to your letter dated March 21, 2016.

In order to ensure the completeness and accuracy of the Company’s response, it will be conducting a detailed review of the items concerned in respect of the above filing.

The Company anticipates being able to complete this review and provide a response to the SEC by no later than Friday, April 15, 2016.

Very truly yours,

/s/ Jeffrey O’Brien

Jeffrey O’Brien

cc:	Jesper Brandgaard Novo Nordisk A/S

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